EXHIBIT 99.1
Supplementary Oil & Gas Information for
the Fiscal Year Ended December 31, 2018
(Unaudited)

This supplementary crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 – "Extractive Activities – Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2018, 2017, 2016, and 2015 the Company filed its reserves information under National Instrument 51-101 – "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission ("SEC") requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.
For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2018, 2017, 2016, and 2015 the Company used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The Company has used the following 12-month average benchmark prices to determine its 2018 reserves for SEC requirements.

Crude Oil and NGLs						Natural Gas
WTI Cushing Oklahoma	WCS	Canadian Light Sweet	Cromer LSB	North Sea Brent	Edmonton C5+	Henry Hub Louisiana	AECO	BC Westcoast Station 2
(US$/bbl)	(C$/bbl)	(C$/bbl)	(C$/bbl)	(US$/bbl)	(C$/bbl)	(US$/MMBtu)	(C$/MMBtu)	(C$/MMBtu)
65.55	53.67	70.32	75.54	72.09	80.65	3.02	1.46	1.25
A foreign exchange rate of US$1.00/C$1.2821 was used in the 2018 evaluation, determined on the same basis as the 12-month average price.
Net Proved Crude Oil and Natural Gas Reserves
The Company retains Independent Qualified Reserves Evaluators to evaluate and review the Company's proved crude oil, bitumen, synthetic crude oil ("SCO"), natural gas, and natural gas liquids ("NGLs") reserves.

•
For the years ended December 31, 2018, 2017, 2016,and 2015, the reports by GLJ Petroleum Consultants Ltd. covered 100% of the Company’s SCO reserves. With the inclusion of non-traditional resources within the definition of “oil and gas producing activities” in the SEC’s modernization of oil and gas reporting rules, effective January 1, 2010 these reserves volumes are included within the Company’s crude oil and natural gas reserves totals.

•
For the years ended December 31, 2018, 2017, 2016 and 2015, the reports by Sproule Associates Limited and Sproule International Limited covered 100% of the Company’s crude oil, bitumen, natural gas and NGLs reserves.

Proved crude oil and natural gas reserves, as defined within the SEC's Regulation S-X, are the estimated quantities of oil and gas that by analysis of geoscience and engineering data demonstrate with reasonable certainty to be economically producible, from a given date forward, from known reservoirs under existing economic conditions, operating methods and government regulations. Developed crude oil and natural gas reserves are reserves of any category that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of drilling a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Undeveloped crude oil and natural gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

Canadian Natural Resources Limited	1	Year Ended December 31, 2018

The following tables summarize the Company's proved and proved developed crude oil and natural gas reserves, net of royalties, as at December 31, 2018, 2017, 2016, and 2015:

	North America
Crude Oil and NGLs (MMbbl)	Synthetic Crude Oil	Bitumen(1)	Crude Oil & NGLs	North America Total	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2015	2,283	1,263	471	4,017	119	73	4,209
Extensions and discoveries	—	46	15	61	—	—	61
Improved recovery	—	5	14	19	1	2	22
Purchases of reserves in place	—	3	15	18	—	—	18
Sales of reserves in place	—	—	—	—	—	—	—
Production	(45)	(71)	(43)	(159)	(9)	(8)	(176)
Economic revisions due to prices	108	23	(19)	112	(10)	1	103
Revisions of prior estimates	196	32	51	279	(8)	6	277
Reserves, December 31, 2016	2,542	1,301	504	4,347	93	74	4,514
Extensions and discoveries	—	28	17	45	—	—	45
Improved recovery	—	7	19	26	1	—	27
Purchases of reserves in place	2,232	37	67	2,336	—	—	2,336
Sales of reserves in place	—	—	—	—	—	—	—
Production	(100)	(70)	(44)	(214)	(9)	(6)	(229)
Economic revisions due to prices	—	18	17	35	18	1	54
Revisions of prior estimates	282	44	14	340	4	—	344
Reserves, December 31, 2017	4,956	1,365	594	6,915	107	69	7,091
Extensions and discoveries	744	151	17	912	—	—	912
Improved recovery	—	10	50	60	1	3	64
Purchases of reserves in place	—	2	7	9	7	—	16
Sales of reserves in place	—	(4)	—	(4)	—	—	(4)
Production	(148)	(64)	(47)	(259)	(9)	(6)	(274)
Economic revisions due to prices	—	(45)	(18)	(63)	11	1	(51)
Revisions of prior estimates	109	54	1	164	(3)	4	165
Reserves, December 31, 2018	5,661	1,469	604	7,734	114	71	7,919
Net proved developed reserves
December 31, 2015	2,194	411	341	2,946	3	41	2,990
December 31, 2016	2,527	384	353	3,264	12	31	3,307
December 31, 2017	4,967	410	399	5,776	28	21	5,825
December 31, 2018	5,661	461	378	6,500	37	34	6,571

(1)
Bitumen as defined by the SEC, "is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis." Under this definition, all the Company's thermal and primary heavy crude oil reserves have been classified as bitumen.

Canadian Natural Resources Limited	2	Year Ended December 31, 2018

2018 total proved Crude Oil and NGLs reserves increased by 828 MMbbl primarily due to the following:

•
Extensions and discoveries: Increase of 912 MMbbl primarily due to the addition of the Horizon South Pit to the Horizon oil sands mining and upgrading Project ("Horizon") (SCO), future thermal (Bitumen) well pad additions at Primrose and extension drilling/future offset additions at various primary heavy crude oil (Bitumen), Crude Oil and natural gas (NGLs) properties.

•
Improved recovery: Increase of 64 MMbbl primarily due to infill drilling/future offset additions at various primary heavy crude oil (Bitumen), thermal (Bitumen), Crude Oil and natural gas (NGLs) properties as well as thermal (Bitumen) improved recovery additions.

•	Purchases of reserves in place: Increase of 16 MMbbl primarily due property acquisitions in North America and North Sea core areas.

•	Sale of reserves in place: Decrease of 4 MMbbl from the primary heavy crude oil (Bitumen) area.

•	Production: Decrease of 274 MMbbl.

•
Economic revisions due to prices: Decrease of 51 MMbbl primarily due to increased royalties at thermal (Bitumen) and Pelican Lake (Crude Oil) projects resulting from higher prices and uneconomic reserves at several North America natural gas (NGLs) core areas, partially offset by improved reserve life economics at the North Sea.

•
Revisions of prior estimates: Increase of 165 MMbbl primarily due to geological model changes and improved mine/extraction/upgrading performance at the oil sands mining and upgrading projects (SCO) and improved recoveries at Primrose (Bitumen).

2017 total proved Crude Oil and NGLs reserves increased by 2,577 MMbbl primarily due to the following:

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Extensions and discoveries: Increase of 45 MMbbl primarily due to future thermal (Bitumen) well pad additions at Primrose and extension drilling/future offset additions at various primary heavy crude oil (Bitumen), Crude Oil and natural gas (NGLs) properties.

•	Improved recovery: Increase of 27 MMbbl primarily due to infill drilling/future offset additions at various primary heavy crude oil (Bitumen), Crude Oil and natural gas (NGLs) properties.

•
Purchases of reserves in place: Increase of 2,336 MMbbl primarily due to acquisitions of the Athabasca Oil Sands Project (SCO), Peace River thermal and Cliffdale primary heavy crude oil properties (Bitumen) and at Pelican Lake (Crude Oil).

•	Production: Decrease of 229 MMbbl.

•	Economic revisions due to prices: Increase of 54 MMbbl primarily due to improved reserves life economics at several North America Bitumen and Crude Oil core areas.

•
Revisions of prior estimates: Increase of 344 MMbbl primarily due to Horizon (SCO) revising the stratigraphic well density used to define proved reserves quantities and increasing the Horizon (SCO) total-volume-to-bitumen-in-place-ratio, partially offset by Horizon (SCO) adopting a low fines mine plan. Additionally, there were overall positive revisions at several North America Bitumen and Crude Oil core areas including improved recoveries at Primrose (Bitumen).

2016 total proved Crude Oil and NGLs reserves increased by 305 MMbbl primarily due to the following:

•
Extensions and discoveries: Increase of 61 MMbbl primarily due to future thermal (Bitumen) well pad additions at Primrose and extension drilling/future offset additions at various primary heavy crude oil (Bitumen) and Crude Oil properties.

•	Improved recovery: Increase of 22 MMbbl primarily due to infill drilling/future offset additions at various primary heavy crude oil (Bitumen) and Crude Oil properties.

•	Purchases of reserves in place: Increase of 18 MMbbl due to various property acquisitions in several North America core areas.

•	Production: Decrease of 176 MMbbl.

•
Economic revisions due to prices: Increase of 103 MMbbl primarily due to reduced royalties at Horizon (SCO), thermal (Bitumen) and Pelican Lake (Crude Oil) projects, partially offset by the loss of uneconomic reserves at several North America Bitumen and Crude Oil core areas.

Canadian Natural Resources Limited	3	Year Ended December 31, 2018

•
Revisions of prior estimates: Increase of 277 MMbbl primarily due to Horizon (SCO) revising the stratigraphic well density used to define proved reserves quantities. Additionally, there were overall positive revisions at several North America Bitumen and Crude Oil core areas.

Natural Gas (Bcf)	North America	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2015	4,523	38	21	4,582
Extensions and discoveries	176	—	—	176
Improved recovery	166	—	3	169
Purchases of reserves in place	85	—	—	85
Sales of reserves in place	(5)	—	—	(5)
Production	(571)	(14)	(11)	(596)
Economic revisions due to prices	(572)	(10)	1	(581)
Revisions of prior estimates	792	11	11	814
Reserves, December 31, 2016	4,594	25	25	4,644
Extensions and discoveries	261	—	—	261
Improved recovery	179	—	—	179
Purchases of reserves in place	106	—	—	106
Sales of reserves in place	—	—	—	—
Production	(558)	(14)	(7)	(579)
Economic revisions due to prices	403	5	(1)	407
Revisions of prior estimates	214	9	(1)	222
Reserves, December 31, 2017	5,199	25	16	5,240
Extensions and discoveries	90	—	—	90
Improved recovery	414	—	—	414
Purchases of reserves in place	67	—	—	67
Sales of reserves in place	(3)	—	—	(3)
Production	(523)	(11)	(8)	(542)
Economic revisions due to prices	(746)	—	(2)	(748)
Revisions of prior estimates	(192)	13	15	(164)
Reserves, December 31, 2018	4,306	27	21	4,354
Net proved developed reserves
December 31, 2015	2,883	26	15	2,924
December 31, 2016	2,805	18	18	2,841
December 31, 2017	3,081	22	9	3,112
December 31, 2018	2,382	23	12	2,417

Canadian Natural Resources Limited	4	Year Ended December 31, 2018

2018 total proved Natural Gas reserves decreased by 886 Bcf primarily due to the following:

•	Extensions and discoveries: Increase of 90 Bcf primarily due to extension drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.

•	Improved recovery: Increase of 414 Bcf primarily due to infill drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.

•	Purchases of reserves in place: Increase of 67 Bcf primarily due to property acquisitions in several North America core areas.

•	Sale of reserves in place: Decrease of 3 Bcf.

•	Production: Decrease of 542 Bcf.

•	Economic revisions due to prices: Decrease of 748 Bcf due to uneconomic reserves at several North America Natural Gas core areas.

•
Revisions of prior estimates: Decrease of 164 Bcf primarily due to the removal of future extension and infill undeveloped reserves at several North America properties as a result of revised Company development plans.

2017 total proved Natural Gas reserves increased by 596 Bcf primarily due to the following:

•
Extensions and discoveries: Increase of 261 Bcf primarily due to extension drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Improved recovery: Increase of 179 Bcf primarily due to infill drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Purchases of reserves in place: Increase of 106 Bcf primarily due to property acquisitions in several North America core areas.

•	Production: Decrease of 579 Bcf.

•	Economic revisions due to prices: Increase of 407 Bcf due to improved reserves life economics at several North America Natural Gas core areas.

•	Revisions of prior estimates: Increase of 222 Bcf primarily due to overall positive revisions at several North America core areas triggered by production optimizations and reduced production costs.
2016 total proved Natural Gas reserves increased by 62 Bcf primarily due to the following:

•
Extensions and discoveries: Increase of 176 Bcf primarily due to extension drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Improved recovery: Increase of 169 Bcf primarily due to infill drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Purchases of reserves in place: Increase of 85 Bcf primarily due to various property acquisitions in several North America core areas.

•	Production: Decrease of 596 Bcf.

•	Economic revisions due to prices: Decrease of 581 Bcf due to the loss of uneconomic reserves at several North America areas.

•	Revisions of prior estimates: Increase of 814 Bcf primarily due to overall positive revisions at several North America core areas triggered by production optimizations and reduced production costs.

Canadian Natural Resources Limited	5	Year Ended December 31, 2018

Capitalized Costs Related to Crude Oil and Natural Gas Activities

	2018
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$110,154	$7,321	$5,471	$122,946
Unproved properties	2,600	—	37	2,637
	112,754	7,321	5,508	125,583
Less: accumulated depletion and depreciation	(48,862)	(5,735)	(4,203)	(58,800)
Net capitalized costs	$63,892	$1,586	$1,305	$66,783

	2017
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$106,900	$7,126	$4,881	$118,907
Unproved properties	2,541	—	91	2,632
	109,441	7,126	4,972	121,539
Less: accumulated depletion and depreciation	(44,779)	(5,653)	(3,719)	(54,151)
Net capitalized costs	$64,662	$1,473	$1,253	$67,388

	2016
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$88,685	$7,380	$5,132	$101,197
Unproved properties	2,306	—	76	2,382
	90,991	7,380	5,208	103,579
Less: accumulated depletion and depreciation	(41,139)	(5,584)	(3,797)	(50,520)
Net capitalized costs	$49,852	$1,796	$1,411	$53,059

Canadian Natural Resources Limited	6	Year Ended December 31, 2018

Costs Incurred in Crude Oil and Natural Gas Activities

	2018
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$214	$127	$—	$341
Unproved	340	—	(89)	251
Exploration	116	—	35	151
Development	3,245	110	212	3,567
Costs incurred	$3,915	$237	$158	$4,310

	2017
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$15,091	$—	$—	$15,091
Unproved	321	—	—	321
Exploration	112	—	15	127
Development	3,753	255	101	4,109
Costs incurred	$19,277	$255	$116	$19,648

	2016
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$50	$—	$—	$50
Unproved	—	—	—	—
Exploration	17	—	9	26
Development	4,125	186	116	4,427
Costs incurred	$4,192	$186	$125	$4,503

Canadian Natural Resources Limited	7	Year Ended December 31, 2018

Results of Operations from Crude Oil and Natural Gas Producing Activities
The Company's results of operations from crude oil and natural gas producing activities for the years ended December 31, 2018, 2017, and 2016 are summarized in the following tables:

	2018
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties, blending and feedstock costs	$16,065	$891	$647	$17,603
Production	(5,772)	(405)	(208)	(6,385)
Transportation	(929)	(22)	(2)	(953)
Depletion, depreciation and amortization	(4,689)	(257)	(201)	(5,147)
Asset retirement obligation accretion	(148)	(29)	(9)	(186)
Petroleum revenue tax	—	12	—	12
Income tax	(1,223)	(76)	(51)	(1,350)
Results of operations	$3,304	$114	$176	$3,594

	2017
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties, blending and feedstock costs	$13,083	$784	$578	$14,445
Production	(4,962)	(400)	(226)	(5,588)
Transportation	(790)	(31)	(1)	(822)
Depletion, depreciation and amortization	(4,463)	(509)	(205)	(5,177)
Asset retirement obligation accretion	(128)	(27)	(9)	(164)
Petroleum revenue tax	—	78	—	78
Income tax	(740)	42	(28)	(726)
Results of operations	$2,000	$(63)	$109	$2,046

	2016
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties, blending and feedstock costs	$7,791	$565	$577	$8,933
Production	(3,478)	(403)	(200)	(4,081)
Transportation	(623)	(48)	(2)	(673)
Depletion, depreciation and amortization	(4,127)	(458)	(262)	(4,847)
Asset retirement obligation accretion	(95)	(35)	(12)	(142)
Petroleum revenue tax	—	333	—	333
Income tax	143	18	(22)	139
Results of operations	$(389)	$(28)	$79	$(338)

Canadian Natural Resources Limited	8	Year Ended December 31, 2018

Standardized Measure of Discounted Future Net Cash Flows from Proved Crude Oil and Natural Gas Reserves and Changes Therein
The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

•	Future production will include production not only from proved properties, but may also include production from probable and possible reserves;

•	Future production of crude oil and natural gas from proved properties will differ from reserves estimated;

•	Future production rates will vary from those estimated;

•	Future prices and costs rather than 12-month average prices and costs as at the balance sheet date will apply;

•	Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;

•	Future estimated income taxes do not take into account the effects of future exploration and evaluation expenditures; and

•	Future development and asset retirement obligations will differ from those estimated.
Future net revenues, development, production and asset retirement obligation costs have been based upon the estimates referred to above. The following tables summarize the Company's future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FASB Topic 932 - "Extractive Activities - Oil and Gas":

	2018
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$500,557	$12,002	$6,447	$519,006
Future production costs	(193,387)	(5,148)	(2,284)	(200,819)
Future development costs and asset retirement obligations	(63,202)	(2,909)	(1,099)	(67,210)
Future income taxes	(60,526)	(1,484)	(626)	(62,636)
Future net cash flows	183,442	2,461	2,438	188,341
10% annual discount for timing of future cash flows	(126,699)	(545)	(771)	(128,015)
Standardized measure of future net cash flows	$56,743	$1,916	$1,667	$60,326

	2017
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$413,180	$8,740	$4,786	$426,706
Future production costs	(198,304)	(4,168)	(1,876)	(204,348)
Future development costs and asset retirement obligations	(61,169)	(2,853)	(1,258)	(65,280)
Future income taxes	(35,645)	(595)	(248)	(36,488)
Future net cash flows	118,062	1,124	1,404	120,590
10% annual discount for timing of future cash flows	(73,171)	(59)	(455)	(73,685)
Standardized measure of future net cash flows	$44,891	$1,065	$949	$46,905

Canadian Natural Resources Limited	9	Year Ended December 31, 2018

	2016
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$206,729	$5,999	$4,129	$216,857
Future production costs	(92,070)	(3,284)	(1,659)	(97,013)
Future development costs and asset retirement obligations	(42,167)	(3,249)	(1,234)	(46,650)
Future income taxes	(15,396)	280	(125)	(15,241)
Future net cash flows	57,096	(254)	1,111	57,953
10% annual discount for timing of future cash flows	(33,590)	271	(319)	(33,638)
Standardized measure of future net cash flows	$23,506	$17	$792	$24,315

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)	2018	2017	2016
Sales of crude oil and natural gas produced, net of production costs	$(10,229)	$(8,013)	$(4,159)
Net changes in sales prices and production costs	20,386	7,466	(7,305)
Extensions, discoveries and improved recovery	2,807	481	700
Changes in estimated future development costs	(698)	(5,548)	1,750
Purchases of proved reserves in place	396	25,782	352
Sales of proved reserves in place	(55)	—	(2)
Revisions of previous reserve estimates	2,711	4,245	3,668
Accretion of discount	6,119	3,075	3,527
Changes in production timing and other	(955)	(662)	(2,137)
Net change in income taxes	(7,061)	(4,236)	385
Net change	13,421	22,590	(3,221)
Balance - beginning of year	46,905	24,315	27,536
Balance - end of year	$60,326	$46,905	$24,315

Canadian Natural Resources Limited	10	Year Ended December 31, 2018